Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Michael P. O’Hare

mohare@stradley.com

215.564.8198

1933 Act Rule 485(a)

1933 Act File No. 033-170750

1940 Act File No. 811-22497

October 9, 2020

VIA EDGAR TRANSMISSION

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:       Strategy Shares (the “Registrant”)

File Nos. 033-170750 and 811-22497

Dear Sir or Madam:

On behalf of the Registrant, and pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), please find transmitted herewith, for filing via the EDGAR system, Post-Effective Amendment Nos. 67/70 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”). The Registrant is filing this Amendment for the purpose of registering shares of a new series of the Registrant designated as the Strategy Shares Gold-Backed Income ETF (the “Fund”).

The Registrant intends, prior to the effective date of the Amendment, to file a subsequent post-effective amendment, pursuant to Rule 485(b) under the 1933 Act, for the purposes of: (i) responding to any comments conveyed by the U.S. Securities and Exchange Commission staff on the Amendment; and (ii) updating certain information contained in the prospectus and statement of additional information relating to the Fund.

The Amendment relates only to the Fund and does not affect the prospectuses and statements of additional information of the Registrant’s other series.

Please direct questions or comments relating to this filing to me at the above-referenced telephone number.

Sincerely, /s/ Michael P. O’Hare Michael P. O’Hare